UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Corporation Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 25, 2008

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS:
Cash and cash equivalents	$55,069	$290,598
Participant-directed investments, at fair value	249,157,852	227,829,713
Receivables:
Participant contributions	671,597	754,525
Employer contributions	407,177	547,245
Interest and dividends	23,225	12,674

Total receivables	1,101,999	1,314,444

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	250,314,920	229,434,755

Adjustment from fair value to contract value for fully benefit responsive investment contracts	352,121	631,313

NET ASSETS AVAILABLE FOR BENEFITS	$250,667,041	$230,066,068

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2007	2006
ADDITIONS TO NET ASSETS:
Contributions:
Participant	$16,625,711	$17,486,295
Employer	10,992,332	11,606,440
Rollovers	1,230,364	939,005

Total contributions	28,848,407	30,031,740

Net investment income:
Interest and dividends	16,816,353	10,484,641
Net appreciation in fair value of investments	1,569,882	12,242,378

Net investment income	18,386,235	22,727,019

Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	1,531,489	1,331,849

Total additions	48,766,131	54,090,608

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	27,454,338	17,441,478
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	690,226	929,781
Administrative expenses	20,594	17,105

Total deductions	28,165,158	18,388,364

NET INCREASE IN NET ASSETS	20,600,973	35,702,244
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	230,066,068	194,363,824

END OF YEAR	$250,667,041	$230,066,068

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.
     On March 15, 2007, the Company entered into a definitive agreement (the “Merger Agreement”) with General Electric Capital Corporation (“GE”) and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the “Merger”). In conjunction with the Merger Agreement, GE entered into an agreement (the “Mortgage Sale Agreement”) to sell the mortgage operations of the Company (the “Mortgage Sale”) to Pearl Mortgage Acquisition 2 L.L.C. (“Pearl Acquisition”), an affiliate of The Blackstone Group (“Blackstone”), a global investment and advisory firm. Upon the effective date of the Merger and Mortgage Sale, PHH Mortgage Corporation or an affiliate thereof (“PHH Mortgage”) would have assumed sponsorship of and fiduciary responsibility for the Plan. Upon the transfer of the sponsorship of the Plan, it was anticipated that PHH Mortgage would have ceased receiving participant salary deferrals from and making employer contributions on behalf of former Company employees that would have been employed by GE.
     On January 1, 2008, the Company gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007. On January 2, 2008, the Company received a notice of termination from Pearl Acquisition pursuant to the Mortgage Sale Agreement and on January 4, 2008, a Settlement Agreement (the “Settlement Agreement”) between the Company, Pearl Acquisition and Blackstone Capital Partners V L.P. (“BCP V”) was executed. Fiduciary responsibility for management of the Plan was not transferred from the Company. Additionally, the Company continues to sponsor the Plan and to receive salary deferrals from and to make employer contributions to the Company’s eligible participants in accordance with the Plan Document.
     On March 1, 2006, the Trustee and all eligible Plan participants were instructed to suspend all further purchases of Company common stock within the Plan until the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. On November 9, 2006, all eligible Plan participants were notified that the suspension of purchases of Company common stock within the Plan had been extended until the Company became a current filer with the Securities and Exchange Commission (“SEC”). Refer to the Company’s Current Reports on Form 8-K filed with the SEC on March 1, 2006 and November 9, 2006, which provide further details of these blackout periods. Notwithstanding the instructions having been given, the Company and the Plan Administrator became aware that there were purchases of Company common stock within the Plan during the blackout periods by certain Plan participants. The Company evaluated these purchases and determined that they did not result in any impact on the financial statements of the Plan. On June 29, 2007, the Company further extended the blackout period until the earlier of the effective date of the Merger Agreement or December 31, 2007.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding Company stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings of Company stock subject to the applicable Plan provisions and Company policy.
The following is a summary of certain Plan provisions:
     Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
     Participant Contributions. Participants may elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2007. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pre-tax contribution of $20,500 for 2007. Participants may change their investment allocations between funds on a daily basis.
     Employer Contributions. The Company makes matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.
     Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
     Investments. Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time.
     Qualified Default Investment Alternative. On October 24, 2007, the United States of America (“U.S.”) Department of Labor published final regulations, effective December 24, 2007, which provided guidance to plan sponsors on the selection and use of a qualified default investment alternative (“QDIA”). As contemplated in the Pension Protection Act of 2006 (PL 109-280), the final regulation created a fiduciary safe harbor for plan sponsors to invest plan participants’ investments, in certain circumstances, where no investment direction is given by a plan participant. On December 4, 2007, the Plan Administrator designated the Oakmark Equity & Income Fund as the Plan’s QDIA.
     Vesting Schedule. At any time, participants are 100% vested in their participant, employer and rollover contributions.
     Loan Provision. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
     Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over to a Merrill Lynch Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $55,054 and $110,903 at December 31, 2007 and 2006, respectively.
     Transfers. PHH Home Loans, LLC (“Home Loans”) sponsors the PHH Home Loans, LLC Employee Savings Plan for its eligible employees. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
     Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During 2007 and 2006, all administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
2. Summary of Significant Accounting Policies
     Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
     Cash and Cash Equivalents. The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
     Valuation of Investments and Income Recognition. The Plan’s investments and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. The Plan’s investments in common/collective trusts consist of funds that invest primarily in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. As required by FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans,” the Plan’s investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments and an adjustment from fair value to contract value for fully benefit responsive investment contracts is presented as a separate line item. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals.
     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statements of Changes in Net Assets Available for Benefits present net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2007 and 2006 and realized gains and losses on investments sold during the years then ended.
     Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
     Risks and Uncertainties. The Plan invests in various securities including mutual funds, common/collective trusts and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
     Payment of Benefits. Benefits to participants are recorded upon distribution.
     Recently Issued Accounting Pronouncements. In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application permitted, subject to certain conditions. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for certain financial instruments which require retrospective application as of the beginning of the fiscal year of initial application (a limited form of retrospective application). The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of retained earnings (or net assets available for benefits). The Plan Administrator does not expect the adoption of SFAS No. 157 to have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
3. Investments
     The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2007	2006
Merrill Lynch Retirement Preservation Trust (1)	$38,001,815	$32,595,665
ING International Value Fund	22,158,764	19,707,076
Oppenheimer Capital Appreciation Fund	21,320,499	19,194,612
Oppenheimer Developing Markets Fund	21,107,144	14,442,729
Pimco Total Return Fund	19,991,523	17,552,439
Davis New York Venture Fund	19,849,646	18,198,435
Merrill Lynch Equity Index Trust XII (1)	14,167,007	14,433,809
Goldman Sachs Growth Opportunities Fund (2)	13,038,943	10,204,948
Harbor Small Cap Value Fund (3)	12,481,114	13,694,264

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).

(2)	Less than 5% of net assets available for benefits as of December 31, 2006, but included for comparative purposes.

(3)	Less than 5% of net assets available for benefits as of December 31, 2007, but included for comparative purposes.
     During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006
Mutual funds	$1,987,568	$10,336,516
Common/collective trusts	1,254,418	2,639,770
Common stocks (1)	(1,672,104)	(733,908)

	$1,569,882	$12,242,378

(1)	Exempt party-in-interest transaction (See Note 5, “Exempt Party-in-Interest Transactions”).
4. Federal Income Tax Status
     The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to administrative changes regarding the timing of the application of IRS plan determination letters, the Plan is not yet required to apply for, nor has it received, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
5. Exempt Party-in-Interest Transactions
     A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
     Additionally, the Plan’s investments included the following common stock of the Company and its former affiliates:

	December 31,
	2007		2006
	Shares	Cost Basis	Shares	Cost Basis
PHH Corporation common stock	60,931	$1,767,676	66,371	$1,853,322
Avis Budget Group, Inc. common stock	38,001	790,511	47,339	3,524,568
Realogy Corporation common stock	—	—	117,890	1,526,541
Wyndham Worldwide Corporation common stock	77,990	2,516,294	95,358	1,610,609
     The Plan recorded the following activity in Net investment income for the above common stock investments:

	Year Ended December 31,
	2007		2006
			Net
	Net		Appreciation
	Depreciation	Dividend	(Depreciation)	Dividend
	in Fair Value	Income	In Fair Value	Income
PHH Corporation common stock	$(707,404)	$—	$42,204	$—
Avis Budget Group, Inc. common stock	(259,447)	—	(2,829,551)	—
Realogy Corporation common stock	(41,040)	—	2,302,808	—
Wyndham Worldwide Corporation common stock	(664,213)	6,591	1,638,962	—
Cendant Corporation common stock	—	—	(1,888,331)	65,410
     PHH Corporation is the sponsoring employer of the Plan and Cendant Corporation (“Cendant”) is the former parent of PHH Corporation. On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant. Effective July 31, 2006, Cendant spun-off its real estate services division, Realogy Corporation (“Realogy”), and hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Realogy and Wyndham subsidiaries to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc. (“Avis”), effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). On March 30, 2007, Realogy announced the approval of the acquisition of it by an affiliate of Apollo Management VI, L.P., which closed on April 10, 2007, and shares of Realogy ceased trading on the NYSE. Plan participants holding shares of Realogy common stock received $30 in cash per share of common stock held, which, in turn, was deposited in the participants’ accounts in the Merrill Lynch Retirement Preservation Trust. These transactions qualify as exempt party-in-interest transactions.
     See Note 8, “Subsequent Events” for discussion regarding the elimination of investment in non-employer stock funds within the Plan effective December 31, 2008.
6. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
7. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31, 2007:

Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$250,667,041
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2007	(352,121)

Net assets available for benefits per the Form 5500, at fair value	$250,314,920

     The following is a reconciliation of net increase in net assets available for benefits as presented in the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2007:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$20,600,973
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2007	(352,121)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2006	631,313
Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	(1,531,489)
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	690,226

Net income per Form 5500	$20,038,902

8. Subsequent Events
     See Note 1, “Description of the Plan” for a discussion regarding the termination of the Merger Agreement on January 1, 2008 and the permanent suspension of the trading of Company common stock within the Plan.
     On April 18, 2008, the Company informed Plan participants that, effective January 1, 2009, all non-employer stock funds, specifically the common stocks of Avis and Wyndham, would be eliminated as Plan investments and all Plan assets held in such investments would be liquidated as of December 31, 2008. At this time, participants were also informed that if action is not taken prior to December 31, 2008 to transfer any remaining shares held in either of the non-employer stock funds to another investment, the Plan Administrator will be instructed to sell those shares and transfer the proceeds from the sale into The Oakmark Equity and Income Fund, the Plan’s QDIA.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Number
		of Shares,
Identity of Issue, Borrower, Current	Description	Units or
Lessor or Similar Party	of Investment	Par Value	Cost(1)	Current Value
PHH Corporation Common Stock(2)	Common stock	60,931		$1,074,820
Avis Budget Group, Inc. Common Stock(2)	Common stock	38,001		494,011
Wyndham Worldwide Corporation Common Stock(2)	Common stock	77,990		1,837,440
Merrill Lynch Retirement Preservation Trust(2)	Common/collective trust	38,353,936		38,001,815
Merrill Lynch Equity Index Trust XII(2)	Common/collective trust	806,318		14,167,007
Oppenheimer OFTIC International Growth Fund	Common/collective trust	306,981		4,979,228
Vanguard Explorer Fund	Mutual fund	72,139		4,779,950
The Oakmark Equity and Income Fund	Mutual fund	414,923		11,153,129
Allianz OCC Renaissance Fund	Mutual fund	1		16
Pioneer Mid-Cap Value Fund	Mutual fund	509,946		11,840,957
American Growth Fund of America	Mutual fund	221,832		7,542,301
Lord Abbett Bond Debenture Fund	Mutual fund	295,504		2,334,480
DWS RReef Real Estate Securities Fund	Mutual fund	200,462		3,826,826
ING International Value Fund	Mutual fund	1,192,614		22,158,764
Goldman Sachs Growth Opportunities Fund	Mutual fund	553,201		13,038,943
Harbor Small Cap Value Fund	Mutual fund	627,192		12,481,114
Oppenheimer Capital Appreciation Fund	Mutual fund	401,894		21,320,499
Allianz CCM Capital Appreciation Fund	Mutual fund	195,516		4,033,501
MFS Mid Cap Growth Fund	Mutual fund	1		9
MFS Value Fund Class R5	Mutual fund	222,109		5,897,003
Pimco Total Return Fund	Mutual fund	1,870,114		19,991,523
Davis New York Venture Fund	Mutual fund	490,721		19,849,646
Oppenheimer Developing Markets Fund	Mutual fund	433,857		21,107,144
Loans to participants(3)				7,247,726
Cash and cash equivalents				55,069

Total				$249,212,921

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range principally from January 2008 to July 2022. Interest rates range from 5.0% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan

By:	/s/ William F. Brown

Name:	William F. Brown
Title:	Member, Employee Benefits Committee
Date: June 26, 2008